UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Amendment No. 2

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Weight Watchers International, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value per share

(Titles of Class of Securities)

948626 10 6

(CUSIP Number of Class of Securities)

Jeffrey A. Fiarman, Esq. Executive Vice President, General Counsel and Secretary 11 Madison Avenue New York, New York 10010 (212) 589-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Kenneth B. Wallach, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$720,000,000.00	$82,512.00

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $720,000,000 in aggregate of up to 10,000,000 shares of common stock, no par value, at the minimum tender offer price of $72.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $82,512.00	Filing Party: Weight Watchers International, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: February 23, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on February 23, 2012, as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on March 15, 2012 (as amended, the “Schedule TO”), by Weight Watchers International, Inc., a Virginia corporation (“Weight Watchers” or the “Company”), in connection with the Company’s offer to purchase for cash up to $720,000,000 in value of shares of its common stock, no par value per share (the “Shares”) (or a lower amount if not enough Shares are properly tendered and not properly withdrawn to allow the Company to purchase $720,000,000 in value of Shares) at a price not greater than $83.00 nor less than $72.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 23, 2012 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer.

All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Amendment, and as more particularly set forth below.

This Amendment No. 2 is filed to incorporate the press release dated March 23, 2012 that announced the preliminary results of the Offer.

ITEM 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On March 23, 2012, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 midnight, New York City time, on Thursday, March 22, 2012. Based upon preliminary results, the Company expects to accept for payment an aggregate of 8,780,487 Shares at a purchase price of $82.00 per Share, for an aggregate cost of approximately $720.0 million. These Shares represent approximately 11.9% of the Shares outstanding as of February 13, 2012.

The Company has been informed by the depositary for the Offer that the preliminary proration factor for the Offer is approximately 99.4%. Based on the preliminary count by the depositary for the Offer, an aggregate of 8,833,785 Shares were properly tendered and not properly withdrawn at or below a purchase price of $82.00 per Share, including 4,404,096 Shares that were tendered through notices of guaranteed delivery.

The number of Shares to be purchased, the price per Share and the proration factor are preliminary and are subject to verification by the depositary and subject to change for a number of reasons, including if some or all of the Shares tendered through notices of guaranteed delivery are not delivered within the applicable three trading day settlement period. The actual number of Shares to be purchased, the final price per Share and the final proration factor will be announced following the expiration of the guaranteed delivery period and completion by the depositary of the confirmation process. Payment for the Shares accepted for purchase under the Offer is currently anticipated to occur on March 28, 2012. Any Shares tendered and not purchased will be returned to the tendering shareholders promptly thereafter.

Additionally, based on the preliminary results of the Offer, the Company expects to purchase 9,498,806 Shares from Artal Holdings Sp. z o.o., Succursale de Luxembourg, its majority shareholder, at a purchase price of $82.00 per Share. The Company previously announced an agreement with Artal to purchase a number of Shares at the price established by the Offer so that Artal’s percentage ownership interest in the Company’s outstanding Shares after the purchase of Shares in the Offer and from Artal will be substantially equal to its current level. The determination of the final number of Shares to be purchased from Artal and the final price per Share is subject to the determination of the final number of Shares to be purchased in the Offer and the final price per Share in the Offer.

A copy of the press release is filed as Exhibit (a)(5)(D) to this Amendment and is incorporated herein by reference.

ITEM 12. Exhibits.

The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented as follows:

Exhibit Number	Description

(a)(5)(D)	Press Release issued by Weight Watchers International, Inc. on March 23, 2012.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEIGHT WATCHERS INTERNATIONAL, INC.

By:	/s/ Jeffrey A. Fiarman
Name:	Jeffrey A. Fiarman
Title:	Executive Vice President, General Counsel and Secretary

Date: March 23, 2012

EXHIBIT INDEX

Exhibit Number	Description

(a)(5)(D)	Press Release issued by Weight Watchers International, Inc. on March 23, 2012.